Richard A. Monaghan
                              President

                              Putnam Retail Management LP
                              One Post Office Square
                              Boston, Massachusetts 02109

November 2004

Dear Investment Colleague:

At Putnam, we are committed to offering a range of fund choices in every investment style to help investors build diversified portfolios. At the same time, we continually review our product line to ensure the best alignment of our investment talent and resources with those products that are most important to you and your clients. In a recent review, we identified an opportunity to merge two funds with similar investment objectives, which will further clarify our product line and advance the interests of long-term shareholders. We have proposed, and the Trustees of the Putnam Funds have approved in principle, merging Putnam Municipal Income Fund into Putnam Tax-Free High Yield Fund.

The two funds are managed by the same portfolio team, and combining them will allow the team to concentrate its efforts and resources more efficiently. The surviving fund - Putnam Tax-Free High Yield Fund - will continue to seek high current income that is exempt from federal income taxes.

The combined fund will maintain Putnam Tax-Free High Yield Fund's current strategy of investing in a combination of lower-rated, higher-yielding bonds and investment-grade bonds issued in many states. Its strategy involves greater credit risk than that of Putnam Municipal Income Fund, which invests with a greater emphasis on higher-quality bonds. However, we believe the combined fund can meet the investment goals of shareholders of Putnam Municipal Income Fund.

In addition to providing your clients with more focused management resources, the merger is expected to result in lower expenses because the surviving fund will have a larger asset base. To prepare for the process of merging the funds, Putnam Municipal Income fund will be closed to new investors on November 15, 2004.

Your clients who are your shareholders in Putnam Municipal Income Fund will be asked to vote on the proposed merger. A prospectus/proxy statement containing more information about the merger will be mailed to shareholders in the coming months. The completion of the merger is subject to certain conditions, including shareholder approval, final Trustee approval, and SEC review. If approved, the merger would occur in early 2005. The merger is not expected to result in a taxable event for clients who remain invested throughout the merger process. However, any redemptions or exchanges made before the completion of the merger will be a taxable event for your client, and this will be reflected on the client's Form 1099.

When the proposed merger is completed, Putnam will offer a choice of three national municipal bond funds for clients who are looking to add a tax-exempt income component to their portfolios. Putnam Tax-Free High Yield Fund invests in a combination of lower-rated, higher-yielding bonds and investment-grade bonds. Putnam Tax Exempt Income Fund invests primarily in high-quality municipal bonds. Putnam Tax-Free Insured Fund invests only in AAA-rated or insured bonds for investors who seek the lowest level of credit risk.

If you have questions about the merger, please call Putnam
Dealer Marketing Services at 1-800-354-4000. Thank you for your continued support of Putnam Investments.

Sincerely,

/s/ Rich Monaghan

Note: The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of a proxy. To receive a free copy of the prospectus/proxy statement relating to the proposed merger (which contains important information about fees, expenses, and risk considerations) after a registration statement has been filed with the SEC and becomes effective, please call 1--800--225-1581. The prospectus/proxy will also be available without charge on the SEC's Web site (www.sec.gov). Read the prospectus/proxy statement carefully before making any investment decisions.

Mutual funds that invest in bonds are subject to certain risks, including interest rate risk, credit risk, and inflation risk. As interest rates rise, the prices of bonds fall. Long-term bonds have more exposure to interest rate risk than short-term bonds. Lower-rated bonds may offer higher yields in return for more risk. Unlike bonds, bond funds have ongoing fees and expenses.

Your clients should carefully consider the investment objectives, risks, charges, and expenses of a fund before investing. For a prospectus containing this and other information for any Putnam fund or product, call Putnam Dealer Marketing Services at 1-800-354-4000. Read the prospectus carefully before investing.


       Q&A on proposed merger of Putnam Municipal Income Fund into
                    Putnam Tax-Free High Yield Fund

The Putnam fund Trustees have approved in principle the merger of Putnam Municipal Income Fund into Putnam Tax-Free High Yield Fund. The completion of the merger is subject to certain conditions including approval by shareholders of Putnam Municipal Income Fund, final Trustee approval, and SEC review. This Q&A provides information about the proposed merger.

Why is Putnam consolidating these funds?

At Putnam, we are committed to offering a range of fund choices in every investment style to help investors build diversified portfolios. We continually review our product line to ensure the best alignment of our investment talent and resources with those products that are most important to advisors and shareholders. Putnam looks for opportunities to distinguish products more clearly and to align management resources most efficiently for delivering investment performance.

Putnam Municipal Income Fund and Putnam Tax-Free High Yield Fund are managed by the same portfolio team, and combining them will allow the team to concentrate its efforts and resources more efficiently. The surviving fund, Putnam Tax-Free High Yield Fund, will continue to seek high current income that is exempt from federal income taxes.

Is this a way for Putnam to increase management fees?

No. Over time, shareholders of both funds are expected to benefit from lower expenses resulting from the larger asset base of the combined fund. At the time of the merger, it is expected that Putnam Tax-Free High Yield Fund will adopt the lower management fee of Putnam Municipal Income Fund.

Was the merger prompted by sub-par performance?

No. The merger is being undertaken to clarify our product line and align management resources, not to close an underperforming fund. Of course, one outcome of closing funds is the ability to focus investment talent on a more select number of funds and to potentially reduce expenses with the goal of delivering strong performance over time.

Below are tables with performance data for both funds.

                 Putnam Municipal Income Fund
            Annualized total return as of 9/30/04

                                       Lehman      Lipper General
                                      Municipal    Municipal Debt
Inception 5/22/89   NAV       POP    Bond Index    Fund Category
-------------------------------------------------------------------
10 years           5.72%     5.24%     6.77%        56% (71/128)
5 years            5.09      4.14      6.77         80% (184/230)
1 year             4.45     -0.24      4.59         28% (84/299)
-------------------------------------------------------------------

                 Putnam Tax-Free High Yield Fund
            Annualized total return as of 9/30/04

                                       Lehman     Lipper High Yield
                                      Municipal    Municipal Debt
Inception 9/20/93    NAV       POP   Bond Index    Funds Category
-------------------------------------------------------------------
10 years            5.08%     4.60%    6.77%        60% (18/29)
5 years             4.15      3.20     6.77         69% (41/59)
1 year              6.40      1.61     4.59         31% (25/80)
-------------------------------------------------------------------

Data represents past performance, and past performance does not guarantee future results. More recent returns may be less or more than those shown. Investment return and principal value will fluctuate, and you may have a gain or a loss when you sell your shares. Performance assumes reinvestment of distributions and does not account for taxes. For the most recent month-end performance, please visit www.putnaminvestments.com.

For a portion of the period, these funds limited expenses, without which returns would have been lower.

A short-term trading fee up to 2% may apply.

The Lehman Municipal Bond Index is an unmanaged index of long-term fixed-rate investment-grade tax-exempt bonds. You cannot invest directly in an index.

Lipper ranks funds (without sales charges) with similar current investment styles or objectives as determined by Lipper.

Will the objective of the surviving fund change?

No. The objective of the surviving fund, Putnam Tax-Free High Yield Fund, will remain the same -- the fund seeks high current income exempt from federal income taxes. The combined fund will maintain Putnam Tax-Free High Yield Fund's current strategy of investing in a combination of lower-rated, higher-yielding bonds and investment-grade bonds issued in many states. Its strategy involves greater credit risk than that of Putnam Municipal Income Fund, which invests with a greater emphasis on higher-quality bonds. However, we believe the combined fund can meet the investment goals of shareholders of Putnam Municipal Income Fund.

Who manages the fund?

Both funds are managed by the Tax Exempt Fixed-Income Team. David Hamlin is the Portfolio Leader and Paul Drury, Susan McCormack, and James St. John are the Portfolio Members of both funds.

When will the funds be merged?

We currently expect that a meeting of the shareholders of Putnam
Municipal Income Fund to approve the merger transaction will occur in the next six months. Assuming favorable shareholder action, the actual fund merger is expected to occur in early 2005.

Will the merging fund close to all investments prior to the merger?

Putnam Municipal Income Fund will be closed to new investors on November 15, 2004. Also, just before the date of the merger the merging fund (in this case Putnam Municipal Income Fund) typically closes to all placement trades (existing and new investors) with a T+3 settlement period as of end-of-day on the Monday prior to the merger. This would only affect trades placed through the NSCC with a T+3 settlement date.

How will the merger work?

* Shareholders of Putnam Municipal Income Fund will receive proxy materials soliciting their votes on whether to approve the merger. These materials also serve as a prospectus of the surviving fund.

* A merger normally involves no change in the surviving fund's performance reporting, investment objectives or strategies, management team, or other attributes. This is generally expected to be the case for this merger. As noted below, if the merger is completed, ongoing 12b-1 fees and commission rates for class A shares of Putnam Tax-Free High Yield Fund, as well as management fees, are expected to change.

* Mutual fund shareholders own shares of the overall fund. Shareholders receive the number of shares in the surviving fund that is equivalent in value to the shares they owned in the merged fund. Current shareholders of the surviving fund will not have their interests diluted as a result of the merger.

TAXES/DISTRIBUTIONS

Does the merger of funds result in a taxable event?

For shareholders who remain invested in the fund throughout the merger process, this is not expected to be a taxable event, and a 1099 will not be generated. However, any redemptions or exchanges made prior to the merger will be a taxable event and will be reflected on form 1099.

How will the merger affect the tax basis of a shareholder in Putnam Municipal Income Fund?

The merger will not affect a shareholder's overall tax basis in fund shares they own. If you are a shareholder of Putnam Municipal Income Fund, you will, however, hold a different number of shares as a result of the merger because your shares will be exchanged for a proportionate number of shares in the combined fund. As a result, your overall tax basis will be spread over a different number of shares, which will affect the amount of tax basis allocated to each share. For example, if you purchased $1,000 worth of shares in the acquired fund, your tax basis would be the cost of the shares, and your total tax basis will remain $1,000 -- even after the merger. However, your tax basis per share will change because of the different number of shares you will hold in the fund after the merger.

To calculate the new tax basis per share:

Total dollar cost basis of shares when purchased/number of shares owned in the new fund on the day of the merger.

What will happen to dividends/capital gains of the acquired fund?

Putnam is required to distribute all remaining income and/or capital gains of Putnam Municipal Income Fund prior to the merger. Shareholders of Putnam Municipal Income Fund will receive detailed information about the specific tax implications of the merger.

Will the tax losses within Putnam Municipal Income Fund be transferred to the surviving fund?

Generally speaking, the surviving fund will inherit the acquired fund's tax loss carry-forwards. Under IRS rules, it is possible that the tax loss carry-forwards could be limited in the surviving fund. If the tax loss carry-forwards are limited, even though the surviving fund may not be able to use those losses to offset current capital gain distributions, shareholders may still be able to derive a tax benefit from the losses when they ultimately sell their shares.

Why will Putnam include tax information with merger confirmation statements sent to shareholders of Putnam Municipal Income Fund?

Per IRS regulations, Putnam is required to provide shareholders of Putnam Municipal Income Fund with tax information within 60 days of the merger. Shareholders do not need to take any immediate action, but we recommend that they keep this information with their records. Shareholders will also receive complete tax information at the end of 2005 to help them prepare their 2005 tax returns. If they have additional questions, we suggest that they contact their financial or tax advisor.

Does the wash sale rule apply if a shareholder chooses to exchange out of Putnam Municipal Income Fund prior to the merger to take advantage of a loss, and then exchange back into the surviving fund within a 30-day period?

We request that you speak with a tax advisor about this.

SERVICE OPTIONS/CERTIFICATES


Will service options (Systematic Exchange, Systematic Investment Plan, Dividend Disbursement Plan) carry over to the surviving fund?

* If your client does not own the surviving fund, a new account will be established and service options will move to that new account.

* If your client owns the surviving fund --

* Networked accounts: If the accounts in the acquired and surviving funds have the same distribution options (cash or reinvest and regardless of service options) the account in the acquired fund will be merged into the existing account in the surviving fund. Service options will not carry over. If the accounts in the acquired and surviving funds have different distribution options, a new account will be established and the service options carried over.

* Non-networked accounts: If the account in the acquired fund has a service option, then a new account will be established and the service options will be cloned. If the acquired fund account does not have a service option, then as long as the distribution options (cash or reinvest) are the same on both accounts, the accounts will be merged.

What if a shareholder has certificates for shares of the Putnam
Municipal Income Fund?

If a shareholder has share certificates of Putnam Municipal Income Fund, a separate, restricted account will be set up to represent those shares until the certificates have been returned to Putnam. While these shares will automatically be converted to shares of Putnam Tax-Free High Yield Fund, they cannot be transferred, redeemed, or exchanged until Putnam receives the share certificates. These restricted accounts will be established with a stop status. Distribution options on the new account will be set up to reinvest regardless of the options on the former account. No new certificates will be issued to the shareholder.

INVESTMENT MANAGEMENT LOGISTICS

Will all the securities of the acquired fund be moved over to the surviving fund upon the merger?

After the shareholder vote, but prior to the merger, it is expected that Putnam Municipal Income Fund will sell any portfolio holdings that are not consistent with the investment policies of the surviving fund. These sales are expected to be limited because the fund to be acquired has an objective and a portfolio similar to the fund into which it is proposed to merge. On the date of the merger, all remaining securities and cash will transfer to the surviving fund.

Will the surviving fund have to make a lot of initial trades that will be costly to the fund?

Once the merger occurs, the surviving fund will acquire the acquired fund's substantial assets directly, without the need to pay commissions to buy additional investments.

ADVISOR-RELATED LOGISTICS

Will the merger affect my commission?

Generally, no. For all share classes except class A, the initial and ongoing payouts for the merging funds are the same and there will be no difference in Putnam's calculation of commissions.

The payout rates for assets attributable to class A shares of each fund outstanding immediately prior to the merger's completion will also remain the same.

If the merger is completed, the payout rate for advisors with clients investing in class A shares of Putnam Tax-Free High Yield Fund after the merger is expected to change. For assets attributable to class A shares of Putnam Tax-Free High Yield Fund issued after the merger, the payout rate will be 0.25% of average net assets of the fund attributable to such shares. This rate is the same as the current commission rate on shares of Putnam Municipal Income Fund, and is higher than the current rate on shares of Putnam Tax-Free High Yield Fund. Initial commissions on sales of class A shares of Putnam Tax-Free High Yield will not be affected by the merger.

PROSPECTUSES

How does this affect the delivery of prospectuses and other literature?

Prospectus delivery for a merging fund continues as long as the fund continues to sell shares. Confirmations will contain a message disclosing the proposed merger. Prospectuses distributed by Putnam will also be stickered. Marketing literature alluding to a fund with a pending merger must be accompanied by the fund's own sticker or a prospectus with a sticker.

Will the prospectus of the surviving fund be updated? When will they be available?

The prospectus of Putnam Tax-Free High Yield Fund is expected to be stickered in the coming months to reflect proposed changes in that fund's management fee and class A 12b-1 fee that will take effect if the proposed merger is completed. These changes, taken together, are expected to reduce the overall annual operating expenses of Putnam Tax-Free High Yield Fund if the merger is completed.

Will investors in the merging fund receive prospectuses?

The proxy statement that shareholders will receive regarding the merger will be accompanied by a prospectus for the surviving fund.

Will we stop providing prospectuses on the closed fund?

We will continue to provide naked prospectuses to accommodate financial advisors who have transactions in process.

LOGISTICS/MERGER CALCULATIONS

When the funds are merged, how is my new value calculated?

Your interest in the fund is represented by the number of shares you own. When funds are merged, we use a precise calculation of a six-decimal net asset value (NAV). This method of calculation is standard industry practice and has been approved by the funds' auditors. Your confirmation statement will also include the merger ratio, an 11-decimal figure that shows how your shares were converted into the surviving fund.

Example of NAV calculation:

Total net assets: $12,000.000 Total number of shares: 1,800 2-decimal NAV $6.67 6-decimal NAV $6.666667

When I try to calculate the net asset value of my account after the merger, it is different from the value before the merger. Why?

Putnam calculates the merger ratio based on a 6-digit net asset value
(NAV) as opposed to the 2-digit NAV or market value for those funds that is listed on the Internet or in the newspaper, and which is rounded. This merger ratio based on 6digits is used to calculate your share balance. If you used the 2-digit NAV to calculate your net asset value, the value would be slightly different from Putnam's calculation.

How do you calculate the merger ratio?
The merger ratio is calculated in two steps:

1. 1. Calculation of the merger shares:

Total Net Assets at Market of Acquired Fund / Six-digit NAV of surviving fund

2. 2. Calculation of merger ratio (11 decimal places):

Merger Shares / Total Shares Outstanding of Acquired Fund

This is an industry and audit standard for calculating the merger ratio.

Where will the merger transaction appear on shareholder statements? Quarterly statements:

The Summary of Account Information includes pre- and post-merger values. However, it is important to note that the account value in this section includes all year-to-date transactions, not just the fund merger.

The Account Activity Detail section of the statement, which shows a year-to-date transaction history, will include a line item on the merger transaction and the number of shares acquired.

Daily statements on the Web:

The Account Summary includes pre- and post-merger values. However, it is important to note that the account value in this section includes all year-to-date transactions, not just the fund merger.

The Transactions Detail section shows a year-to-date transaction history and will include a line item on the merger transaction and the number of shares acquired.

Note: The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund nor is it a solicitation of a proxy. To receive a free copy of the prospectus/proxy statement relating to the proposed merger (which contains important information about fees, expenses, and risk considerations) after a registration statement has been filed with the SEC and becomes effective, please call 1-800-225-1581. The prospectus/proxy statement will also be available without charge on the SEC's Web site (www.sec.gov).Read the prospectus/proxy statement carefully before making any investment decisions.

Tax-free funds may not be suitable for IRAs and other non-taxable accounts.

Lower-rated bonds may offer higher yields in return for more risk.

Capital gains, if any, are taxable for federal and, in most cases, state purposes. For some investors, investment income may be subject to the federal alternative minimum tax. Income from federally exempt funds may be subject to state and local taxes.

Mutual funds that invest in bonds are subject to certain risks including interest rate risk, credit risk, and inflation risk. As interest rates rise, the prices of bonds fall. Long-term bonds are more exposed to interest rate risk than short-term bonds. Unlike bonds, bond funds have ongoing fees and expenses.

Your clients should carefully consider the investment objective, risks, charges, and expenses of a fund before investing. For a prospectus containing this and other information for any Putnam fund or product, call Putnam Dealer Marketing Services at 1-800-354-4000. Read the prospectus carefully before investing.

For Dealer Use Only
Putnam Retail Management 219657 11/04